Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Earnings:
Income (loss) before income taxes	$(547,725)	$(522,145)	$(474,525)	$(531,285)
Adjustments:
Fixed charges	73,488	73,034	(212,748)	142,394
Income (loss) from equity investees	(1,943)	749	(2,850)	884
Amortization of capitalized interest	71	71	140	286
Capitalized interest	3	—	3	—
	$(476,106)	$(448,291)	$(689,980)	$(387,721)

Fixed Charges:
Interest expense	$72,386	$71,012	$149,092	$135,974
Loss (gain) on early extinguishment of debt	—	218	(364,153)	2,022
Portion of rental expense representative of interest	1,099	1,804	2,310	4,398
Capitalized interest	3	—	3	—
	$73,488	$73,034	$(212,748)	$142,394

Ratio of earnings to fixed charges	N/A(1)	N/A(1)	3.24	N/A(1)

(1)
The ratio of earnings to fixed charges was less than one-to-one for the three months ended June 30, 2015 and June 30, 2014, and for the six months ended and June 30, 2014. Additional earnings of $549,594, $521,325 and $530,115, respectively, would be needed to have a one-to-one ratio of earnings to fixed charges.